FOIA Confidential Treatment Request

Requested by Gannett Co., Inc. Pursuant to Rule 83 (17 C. F. R. 200.83)

July 18, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew
Re:	Gannett Co., Inc. Form 10-K for the fiscal year ended December 27, 2015, filed February 25, 2016 File No. 001-36874

Ladies and Gentlemen:

This letter sets forth the responses of Gannett Co., Inc. (the “Company”) to the comment letter dated June 20, 2016 from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) regarding the Staff’s review of the Company’s annual report on Form 10-K for the fiscal year ended December 27, 2015, filed on February 25, 2016. For your convenience, the Staff’s comments have been repeated below in their entirety in italicized font, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff.

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C. F. R. 200.83) (“Rule 83”), the Company requests that, due to its commercially sensitive nature, certain information contained in this response letter be accorded confidential treatment (such information, the “Confidential Information”). In the version of this letter that has been submitted to the Commission via EDGAR, such information has been redacted and identified with a placeholder identified by the mark “[* *].” The Company has separately submitted to the Staff an unredacted version of this letter in which the Confidential Information has been highlighted and bracketed. In the event that the Commission receives any request for disclosure of the Confidential Information, pursuant to the Freedom of Information Act or otherwise, the Company requests that a notification of such request be provided to the Company at the following address, so that the Company may substantiate its request for confidential treatment in accordance with Rule 83:

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, VA 22107-0150

Attention: Alison K. Engel, Senior Vice President, Chief Financial Officer and Treasurer

Telephone: (703) 854-6000

Form 10-K for the Fiscal Year Ended December 27, 2015

Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Financial Statements

Notes to Consolidated and Combined Financial Statements

Note 2. Summary of Significant Accounting Policies

Segment presentation, page 41

1.	We note from your response to prior comment one that you believe your USAT, USCP, and UK Group operating segments meet the aggregation criteria under ASC 280-10-50-11. In this regard, please address the following:

•	Please tell us the pricing structure of each operating segment, including the revenue (or % of revenue) derived from subscription and advertising revenues, including the trends in each segment currently and going forward.

•	Explain in further detail, the factors that contribute to the differing margins in each operating segment. For example, given the higher margins in the UK segment, provide more detail as to the differences in costs and please tell us why you believe it is economically similar to the other segments. Also, please explain in more detail why the proximity issues in the UK result in higher margins. For the USAT segment, which has a more significant difference in margins, provide further explanation as to why you continue to believe it is economically similar to the other segments despite these differences.

•	It appears that many of the US Domestic newspapers have Sunday circulation versus the UK which appears to have only weekday plus Saturday. Please tell us if there is a difference in publishing costs or other effects on margins due to the larger Sunday paper.

•	Explain whether the UK segment is also transitioning to a more digitized market as has been demonstrated in U.S. markets.

•	Discuss whether advertising customers are similar in national newspapers such as in the USAT segment versus the local newspapers in the USCP and UK segments.

The Company acknowledges the Staff's comment and respectfully would like to provide an overview of the Company’s evolution since the spin from the former parent company, and update the Staff on developments during the second quarter of 2016. As discussed in more details with the Staff in our conference call held on May 20, 2016, in the past few months and since the spin, the Company has been in a transition period. Since the spin, the Company has been implementing changes to its business strategies, organizational structure, and internal reports. As would be expected with a spin situation, this process takes some time to be fully implemented. As of December 27, 2015, our internal reports (including the reports provided to the CODM on a regular basis) were still fairly consistent with those that existed pre-spin as part of the former parent Company. The Company has since then continued to revisit its internal structure and internal reports, to meet the needs of the new management team, including of the CODM. The Company has determined that, starting in the second quarter of 2016, the USAT Group is no longer a separate operating segment or goodwill reporting unit. The triggering event for this change is primarily the fact that the Company’s President and CEO (who serves as CODM) is no longer reviewing separate operating results, assessing performance and allocating resources for the USAT Group. Rather, the CODM is now performing those functions at the Domestic Publishing level. In addition, this shift reinforces the May 2016 decisions of the Company’s Executive Compensation Committee in setting the Company’s 2016 annual bonus compensation goals for the Company’s executive officers, including the CODM, the President of Domestic Publishing and the President of Newsquest, to be based primarily on achievement of Company-wide performance goals and strategic objectives. This was the culmination of a process that started at the time of the separation from the former parent company to align and centralize the operations of USCP and USAT into Domestic Publishing.

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 Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Domestic Publishing is managed by the President of Domestic Publishing (i.e., he is responsible for the daily management of both USCP and the USAT Group), who reports to the CEO. As certain initiatives were undertaken pre-spin and further executed post-spin, Domestic Publishing aligns USCP and USAT in the following ways:

•	Domestic Publishing’s operations are now combined in the following areas across all the Company’s domestic markets: (1) one national sales team; (2) a united content team led by a Chief Content Officer, who manages all content and related resources; (3) a combined team analyzing data derived from readers across all of its platforms (e.g. desktop, mobile, tablet); (4) a centralized strategy group developing future business opportunities for all its domestic markets; and (5) centralized procurement of newsprint (which has been centralized for many years).

•	The Company inserts a condensed edition of USA Today daily into local papers in certain of the Company’s markets in a distribution strategy aimed both at enhancing local publications’ content and at widening USA TODAY’s reach.

•	The Company unites its local and national media brands under a singular network, which is the USA TODAY NETWORK. The Company has added the USA TODAY NETWORK logo to the mastheads of all the Company’s U.S. –based local papers to bring uniformity of the new brand to the Company’s markets. The Company also adds USA Today national and entertainment news to various local media platforms.

Following this determination, the Company has two operating segments: Domestic Publishing, comprising the Company’s U.S.-based publishing operations, including USA Today; and the U.K. Group, comprising the Company’s Newsquest operations in the U.K. The Company believes these two operating segments meet the aggregation criteria in ASC 280-10-50-11. Through each operating segment, the Company provides news content via newsprint and digital platforms to attract and retain readers in its markets and enable advertisers to more effectively reach their prospective customers. The following characteristics are the same or similar across both operating segments:

•	There is a single production process for its newspaper and digital news products;

•	There are similar publishing facilities, equipment, labor forces and production/service offering capabilities, both owned and contracted;
•	The customer types are similar; and

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

•	There are consistent distribution channels. Print is distributed via contracted delivery services and resellers. Online content is distributed via branded web pages on desktops, mobile platforms and tablets.

The Company respectfully addresses the Staff’s specific comments as follows:

•	Please tell us the pricing structure of each operating segment, including the revenue (or % of revenue) derived from subscription and advertising revenues, including the trends in each segment currently and going forward.

The Company provides news content via newsprint and digital platforms to attract and retain readers in our markets and enable advertisers to more effectively reach their prospective customers.

For convenience, the following table presents advertising, circulation, and other revenues for the two current operating segments as described above1:

	2013	2014	2015	2016F	2017F	2018F
Domestic Publishing
Advertising Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Circulation Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Other Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

U.K. Group
Advertising Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Circulation Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Other Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

Consolidated
Advertising Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Circulation Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%
Other Revenue	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%	[* *]%

Advertising customers across our operating segments represent national advertisers, advertising agencies as well as local businesses that purchase print, digital and classified advertising, as well as preprint advertising. Advertising pricing is comparable across operating segments and is based on negotiated rates with consideration of media platform, content, traffic, audience and market. The Company’s rates vary greatly across the wide variety of advertising products, with pricing for an annual advertising campaign being priced as high as [* *] to a one-time single ad priced as low as [* *].

1 The following table presents the historical composition of the USAT Group revenues:

	2013	2014	2015
USAT
Advertising Revenue	[* *]%	[* *]%	[* *]%
Circulation Revenue	[* *]%	[* *]%	[* *]%
Other Revenue	[* *]%	[* *]%	[* *]%

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

Circulation includes full access print and digital home delivery subscriptions, single-copy sales and bulk delivery. Each operating segment provides both home delivery and single-copy sales. Single-copy sales of USA TODAY also include sales in bulk to hotels which provide them to their guests. The pricing structure for circulation revenue is set as follows: home delivery pricing is based on frequency of delivery; single-copy has a higher rate compared to home delivery pricing; and bulk single-copy is highly discounted. The mix of home delivery, single-copy sales and bulk single-copy sales impacts the composition of circulation revenues to each operating segment’s total revenues. This is a high volume business with approximately [* *] copies published domestically per month and approximately [* *] copies published in the U.K. per month. Single-copy weekday prices for Domestic Publishing range from [* *] to [* *] and Sunday single-copy prices range from [* *] to [* *]. The U.K. Group’s single-copy sales prices range from [* *] to [* *].

The other revenues generated by the Company’s operating segments generally relate to commercial printing, delivery of third-party newspaper and other marketing services. The composition of other revenues is consistent across operating segments. These services are not the Company’s primary business but rather are provided to maximize its assets and capacity.

Both of the operating segments provide similar products and the composition of advertising, circulation and other revenues by operating segment depends on the mix of those products. The composition of revenues across the Company’s two operating segments (Domestic Publishing and the U.K. Group), and on a combined basis, has comparable year over year revenue trends and are projected to continue to remain comparable in the future.

•	Explain in further detail, the factors that contribute to the differing margins in each operating segment. For example, given the higher margins in the UK segment, provide more detail as to the differences in costs and please tell us why you believe it is economically similar to the other segments. Also, please explain in more detail why the proximity issues in the UK result in higher margins. For the USAT segment, which has a more significant difference in margins, provide further explanation as to why you continue to believe it is economically similar to the other segments despite these differences.

The Company continues to believe the costs are similar among its operating segments. The mastheads are unique but the production process inputs and outputs are the same regardless of the location or operating segment. Content is obtained, created, or edited by journalists. The content is laid-out and printed by high-speed presses on low-grade paper or is displayed on a digital platform. Publications are either daily or non-daily via newsprint or digital platforms across the operating segments. There are similar publishing facilities, equipment, labor forces and production/service offering capabilities in each operating segment.

The EBITDA margins for the year ended December 27, 2015 were approximately [* *] for Domestic Publishing and approximately [* *] for the U.K. Group. The U.K. Group’s EBITDA margins are higher than Domestic Publishing EBITDA margins partially as the result of lower distribution costs. The distribution costs for the U.K. Group are lower due primarily to a wholesale and retail model in which the publications are sold to wholesale distributors or direct to retailer and the printing presses are in close proximity to the wholesale distributors. The wholesalers manage the distribution of the papers either through their own outlets on a single-copy basis or on to other local newsagents (retailers), and the wholesaler’s costs are recorded as a reduction to revenue. Conversely, Domestic Publishing has higher distribution costs due to the more significant costs associated with the home delivery model. The difference affects margin by an estimated [* *].

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

The other costs attributable to the operations, which are not corporate, are fairly comparable as a percentage of revenue. The USAT Group has costs for the national sales team and content that contribute to USCP’s operations yet are not allocated to USCP and, therefore, contributed to the lower USAT Group margins as reported internally.

All corporate overhead costs are allocated to Domestic Publishing which allocation also contributes to the lower margins for Domestic Publishing compared to the U.K. Group by an estimated [* *].

The Company continues to believe that as it executes on its strategic initiatives, which include acquisitions, digital expansion and cost reductions, the margins for its Domestic Publishing operations will continue to improve and will better align with those reported by the U.K. Group. Some of these strategic initiatives are not yet fully considered in the current projections for future periods as these initiatives continue to evolve following the separation.

In the current challenging environment for newspapers, Gannett management’s primary goal is revenue growth and cost minimization. We believe that revenue is the primary metric used by our investors and stakeholders to evaluate our operating results, as cost structures can be “right-sized” in the near to medium term by implementing reductions in force (payroll and benefits represents the largest expense category for newspapers). Our earnings releases and management presentations to investors focus substantially on total advertising revenues and total circulation revenues and consolidated EBITDA, adjusted for items affecting comparability.

•	It appears that many of the US Domestic newspapers have Sunday Circulation versus the UK which appears to have only weekday plus Saturday. Please tell us if there is a difference in publishing costs or other effects on margins due to the larger Sunday paper.

The Company does not track margin data by day of the week. As noted before, the Company is in a primarily a high volume/low priced business in which executive management is looking primarily at revenue/volume trends. Within Domestic Publishing, Sunday circulation generally produces higher revenues due to the combination of higher Sunday rates for single-copy sales and higher advertising rates per page due to higher circulation volumes. There are also more preprint sales on Sundays, again reflecting the desire of advertisers to reach the broader Sunday print circulation. Sunday circulation print and distribution costs align with the higher circulation volumes and page counts.

The U.K. Group primarily publishes the weekday plus Saturday papers, although certain publications also have a Sunday edition.

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 Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

•	Explain whether the UK Segment is also transitioning to a more digitized market as have been demonstrated in U.S. markets.

The U.K. Group is transitioning to a more digitized market similar to Domestic Publishing. The U.K., similar to Domestic Publishing, has invested substantially in its websites and the digital products available to advertisers as the audience continues to move online across various devices from PCs, laptops, tablets and phones. The unique users for the U.K. Group were approximately [* *] in 2013, [* *] in 2014 and [* *] in 2015.

•	Discuss whether advertising customers are similar in national newspapers such as the USAT segment versus the local newspapers in the USCP and UK segments.

National advertising customers purchase campaigns across both national newspapers and local newspapers. Domestic Publishing and the U.K. Group both has a mix of national and local advertisers. In addition, USCP and the USAT Group share a national sales team and the purpose of the USA Today Network is to provide national focus to the local sites.

The Company continues to believe that a reasonable investor would view the operating segments as similar. Historically, Domestic Publishing and the U.K. Group margins were more closely aligned, until a more recent divergence, and the Company’s expectations are that those margins will continue to converge again as it moves towards more digital distribution globally. In addition, in the second quarter of 2016, the Company kicked off a project to further integrate the Domestic Publishing and UK operations. Areas of focus include greater content sharing, aligning sales development efforts, consolidation of technology systems and platforms, combined digital and new product development, and shared national advertiser/agency relationships.

The Company’s investors are focused on total company performance as most recently evidenced in the press by the Company’s announcement of the ReachLocal acquisition (which is expected to be a separate reportable segment once acquired), the Investor Day presentations and analysts’ questions. As the Company continues its post-spin efforts including further integration of UK operations, while currently there are slightly higher margins for the U.K. Group, of most importance to the investors is how the Company will execute its overall strategy to optimize all publishing assets and integrate digital to improve consolidated revenues and operating margins.

*             *             *             *             *

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Confidential Treatment Requested by Gannett Co., Inc.

Pursuant to Rule 83 (17 C. F. R. 200.83)

 The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings.

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings.

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at (703) 854-6807.

Very truly yours,

/s/ Alison K. Engel
Alison K. Engel
Senior Vice President, Chief Financial Officer and Treasurer

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